                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*



                         GRC International, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.10
________________________________________________________________________________
                        (Title of Class of Securities)


                                   36192210
        _______________________________________________________________
                                (CUSIP Number)

                             Frank J. A. Cilluffo
                           Cilluffo Associates, L.P.
                          160 Broadway, East Building
                           New York, New York 10038
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                             October 7, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 36192210                                       PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cilluffo Associates, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,708,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          1,708,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,708,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       18.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 36192210                                       PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank J. A. Cilluffo
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,708,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          1,708,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,708,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       18.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 36192210                                       PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Edward C. Meyer (Ret.)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          14,373
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,708,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          14,373
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          1,708,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,722,373
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       18.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                       AMENDMENT NO. 11 TO SCHEDULE 13D

          This amended statement relates to the Common Stock, par value $.10 per share (the "Shares") of GRC International, Inc. (formerly known as Flow General, Inc.), a Delaware corporation (the "Company"). Items 4 and 5 of a statement on
Schedule 13D (as previously amended) filed by Cilluffo Associates, L.P. ("Cilluffo Associates"), Frank J. A. Cilluffo and General Edward C. Meyer (Ret.) (collectively, the "Reporting Persons"), are amended as set forth under the appropriate captions below.

Item 4.   Purpose of Transaction.
          -----------------------

          No change except for the addition of the following:

          Cilluffo Associates by letter dated October 7, 1996, has requested the Company's Board of Directors to: (i) expand the Board of Directors by one person and (ii) name Frank J. A. Cilluffo to fill such newly created directorship.

          Cilluffo Associates has also requested that, upon Mr. Cilluffo's election to the Board of Directors, with Mr. Cilluffo's participation, the Company embark on a prompt selection process for an investment banking firm to assist in the evaluation of all alternatives for enhancing the Company's growth and implementation of its long and short term strategic plans. The scope of the investment banking firm's assignment should include, without limitation, identification of potential strategic alliances.

          The text of such October 7, 1996 letter is filed herewith as Exhibit A and is hereby incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a) and (b)
                                     NUMBER OF SHARES
REPORTING PERSON                    BENEFICIALLY OWNED     PERCENT OF CLASS (1)

Mr. Frank J. A. Cilluffo            1,708,000 (2)(3)       18.4%

General Edward C. Meyer (Ret.)      1,722,373 (2)(3)(4)    18.5%

Cilluffo Associates                 1,708,000 (2)(3)       18.4%

(1) Based on the 9,291,203 Shares outstanding as of July 31, 1996 as reported in the Company's 10-K for the fiscal year ended June 30, 1996, plus 14,373 Shares issuable under directors' options in the case of Gen. Meyer.


                               Page 5 of 8 Pages

(2) 1,708,000 Shares are directly owned by Cilluffo Associates. Mr. Cilluffo and Gen. Meyer, as managing general partners of Cilluffo Associates, are deemed to share voting and dispositive power over such Shares.

(3) Although each of Cilluffo Associates and Gen. Meyer could be deemed, by virtue of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the Shares owned by each other, each such party disclaims such beneficial ownership.

(4) 14,373 Shares may be acquired directly by Gen. Meyer upon exercise of directors' options.


                               Page 6 of 8 Pages

                                  SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 7, 1996

                                       CILLUFFO ASSOCIATES, L.P.


                                       By: /s/ Frank J. A. Cilluffo
                                           ---------------------------------
                                       Title: Managing General Partner


                                       /s/ Frank J. A. Cilluffo
                                       -------------------------------------
                                       Frank J. A. Cilluffo


                                       /s/ Edward C. Meyer
                                       -------------------------------------
                                       General Edward C. Meyer (Ret.)



                               Page 7 of 8 Pages

                                                                       Exhibit A



                   [LETTERHEAD OF CILLUFFO ASSOCIATES, L.P.]


                                       October 7, 1996

Board of Directors
GRC International
1900 Gallows Road
Vienna, Virginia 22182

Attention: Corporate Secretary

Gentlemen:

     As the largest shareholder of GRC International, Inc., we are hereby requesting (1) that you expand the Board of Directors by one person in a class whose term extends beyond the current year and (2) that you name Frank J. A. Cilluffo to fill the newly created directorship. We are requesting that you hold a meeting on or before October 17, 1996 for this purpose, with an immediate effective date.

     We are also requesting that, upon Mr. Cilluffo's election the Board, with Mr. Cilluffo's participation, embark on a prompt selection process for an investment banking firm to assist in the evaluation of all alternatives for enhancing the company's growth and implementation of its long and short term strategic plans. The scope of the investment banking firm's assignment should include, without limitation, identification of potential strategic alliances.

                                       Sincerely yours,

                                       CILLUFFO ASSOCIATES, L.P.

                                       /s/ Frank J.A. Cilluffo

                                       Frank J.A. Cilluffo
                                       Managing Partner


                               Page 8 of 8 Pages